UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: March 31, 2011 Estimated average burden hours per response. . . . . 8.7

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Translation of registrant’s name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                           .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Merger Agreement Termination

On April 28, 2010, North Asia Investment Corporation (“NAIC”) and Pacific City Financial Corporation (“Pacific City”) announced that the parties had mutually agreed to terminate the previously announced Merger and Plan of Reorganization (“Merger Agreement”) between the parties pursuant to which NAIC would have merged with and into Pacific City with Pacific City becoming the new publicly traded company.  The parties determined to terminate the Merger Agreement due to the fact that holders of a significant percentage of NAIC’s public shares indicated an intention to vote against the merger and seek conversion of their shares, and as a result it did not appear that NAIC would have received the necessary vote to approve the merger.

NAIC is now seeking a new target business with which to complete a business combination.  If NAIC is unable to complete another business combination by July 29, 2010 (or July 29, 2011 if NAIC’s shareholders approve an extension), its amended and restated memorandum and articles of association provides that it must automatically liquidate and dissolve.  The possibility of such business combination not being consummated raises substantial doubt as to NAIC’s ability to continue as a going concern.  As a result, NAIC’s financial statements for its fiscal year ended June 30, 2009 contain a going concern qualification from its independent accounting firm, Rothstein, Kass & Company, P.C.  The foregoing does not represent any change or amendment to NAIC’s financial statements for its fiscal year ended June 30, 2009 or to its Annual Report on Form 20-F for such period.

A copy of the press release announcing the foregoing information is attached to this Report as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press release dated April 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010	NORTH ASIA INVESTMENT CORPORATION

	By:	/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Chief Executive Officer